Exhibit 12.1

Equity Lifestyle Properties, Inc.

Computation of Ratio of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

(unaudited)

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Consolidated income from continuing operations before equity in income of unconsolidated joint ventures and allocations to non-controlling interests	$16,890	$40,556	$58,601	$48,499	$34,813	$40,926
Combined fixed charges and preferred stock dividends	34,987	116,292	107,291	114,454	115,574	119,210

Earnings	$51,877	$156,848	$165,892	$162,953	$150,387	$160,136

Interest incurred	29,652	96,253	88,750	95,740	96,606	100,206
Amortization of deferred financing costs and other	1,304	3,415	2,401	2,571	2,824	2,864
Perpetual Preferred OP unit Distributions	—	2,801	16,140	16,143	16,144	16,140
Preferred stock dividends	4,031	13,823	—	—	—	—

Combined fixed charges and preferred stock dividends	$34,987	$116,292	$107,291	$114,454	$115,574	$119,210

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.48	1.35	1.55	1.42	1.30	1.34

Exh. 12.1-1